UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)

                        Penril DataComm Networks, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  709 352 108
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 June 17, 1996
                    (Date of Event which Requires Filing of
                                this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].


                               PAGE 1 OF 13 PAGES

                                  SCHEDULE 13D

CUSIP NO. 709 352 108                                     PAGE  2  OF  13  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   J.J. Cramer & Co.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,060,650
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        1,060,650
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,060,650
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.1%
14           TYPE OF REPORTING PERSON

                  CO

                                  SCHEDULE 13D

CUSIP NO. 709 352 108                                     PAGE  3  OF  13  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James J. Cramer
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                 -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                       1,060,650
             9                   SOLE DISPOSITIVE POWER

                                          -0-
             10                  SHARED DISPOSITIVE POWER

                                       1,060,650
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,060,650
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.1%
14           TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 709 352 108                                     PAGE  4  OF  13  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Karen L. Cramer
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                       1,060,650
             9                   SOLE DISPOSITIVE POWER

                                        -0-
             10                  SHARED DISPOSITIVE POWER

                                       1,060,650
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,060,650
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.1%
14           TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 709 352 108                                     PAGE  5  OF  13  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Partners, L.P.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,060,650
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        1,060,650
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,060,650
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.1%
14           TYPE OF REPORTING PERSON

                  PN

                                  SCHEDULE 13D

CUSIP NO. 709 352 108                                     PAGE  6  OF  13  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Capital Corporation
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,060,650
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        1,060,650
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,060,650
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.1%
14           TYPE OF REPORTING PERSON

                  CO

CUSIP NO. 709 352 108                                     PAGE  7  OF  13  PAGES

ITEM 1.SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D, dated August 21, 1995, as amended by Amendment No. 1, dated September 7, 1995, as amended by Amendment No. 2, dated September 27, 1995, as amended by Amendment No. 3, dated October 11, 1995, as amended by Amendment No. 4, dated October 26, 1995, as amended by Amendment No. 5, dated
November 10, 1995, as amended by Amendment No. 6, dated January 2, 1996, as amended by Amendment No. 7, dated February 7, 1996 and as amended by Amendment No. 8, dated May 29, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of Penril DataComm Networks, Inc., a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 2.IDENTITY AND BACKGROUND.

          Item 2 of the Statement is hereby amended and restated to read in its entirety as follows:

          This statement on Schedule 13D is being filed by J.J. Cramer & Co., a Delaware corporation (the "Manager"), James J. Cramer, Karen L. Cramer, Cramer Partners, L.P. (the "Partnership") and Cramer Capital Corporation (collectively, the "Reporting Persons"). A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit A.

          The Reporting Persons act as an investment manager of the Partnership. Cramer Capital Corporation is the general partner of the Partnership. The address of the principal business and principal office of the Manager, the Partnership and Cramer Capital Corporation is 100 Wall Street, 8th Floor, New York, New York 10005. The business address of James Cramer and Karen Cramer is 100 Wall Street, 8th Floor, New York, New York 10005. The present principal occupation or employment of James Cramer is President of J.J. Cramer & Co. and of Cramer Capital Corporation and the present principal occupation or employment of Karen Cramer is Vice President of J.J. Cramer & Co. and of Cramer Capital Corporation.

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities

CUSIP NO. 709 352 108                                     PAGE  8  OF  13  PAGES

          laws or finding any violation with respect to such laws. James Cramer and Karen Cramer are citizens of the United States of America.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

          Of the 1,060,650 Shares held by the Reporting
          Persons, 1,060,650 Shares were purchased with the personal funds of the Partnership in the aggregate amount of $9,196,583.70.


ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

          (a) This statement on Schedule 13D relates to 1,060,650 Shares beneficially owned by the Reporting Persons, which constitute approximately 10.1% of the issued and outstanding Shares.


          (b) The Manager has sole voting and dispositive power with respect to 1,060,650 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 1,060,650 Shares.

          (c) Since the date of the last filing, the Reporting Persons purchased and sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

CUSIP NO. 709 352 108                                     PAGE  9  OF  13  PAGES


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

          Item 6 of the Statement is amended by (i) deleting on the

second line the number "634,250" and replacing it with the number

"1,060,650" and (ii) deleting on the fourth line the number "57,500" and replacing it with the number "0."

CUSIP NO. 709 352 108                                     PAGE 10  OF  13  PAGES



                            SIGNATURES



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 2, 1996



                            J.J. CRAMER & CO.

                                By:/s/ JAMES J. CRAMER
                                   ----------------------
                                Name:  James J. Cramer
                                Title: President



                                 /s/JAMES J. CRAMER
                                 -------------------------
                                    James J. Cramer



                                 /s/KAREN L. CRAMER
                                 -------------------------
                                    Karen L. Cramer

CUSIP NO. 709 352 108                                   PAGE  11  OF  13  PAGES


                                EXHIBIT A

                         JOINT FILING AGREEMENT

     In  accordance  with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the  persons named below each hereby agrees that the

Schedule 13D filed herewith  and  any  amendments thereto relating to the acquisition of shares of the Common Stock of the Company is filed jointly on behalf of each such person.

Dated:  July 2, 1996



                            J.J. CRAMER & CO.

                             By:/s/ JAMES J. CRAMER
                                ------------------------
                                Name:  James J. Cramer
                                Title: President


                           /s/ JAMES J. CRAMER
                           ------------------------
                               James J. Cramer


                           /s/ KAREN L. CRAMER
                           ------------------------
                               Karen L. Cramer



                              CRAMER PARTNERS, L.P.


                              By:CRAMER CAPITAL CORPORATION,
                                 its general partner


                              By:/s/ JAMES J. CRAMER
                                 -------------------------
                               Name:  James J. Cramer
                               Title: President

                             CRAMER CAPITAL CORPORATION

                             By:/s/ JAMES J. CRAMER
                                --------------------------
                               Name:  James J. Cramer
                               Title: President

CUSIP NO. 709 352 108                                     PAGE 12  OF  13  PAGES


                                   EXHIBIT B

                         Transactions in Common Stock
                                of The Company



CRAMER PARTNERS, L.P.


                          NO. OF SHARES
    TRADE DATES          PURCHASED/SOLD       COST (SALES PRICE) PER SHARE      TYPE
      6/13/96                25,000                      10.1500                  P
      6/17/96                95,000                      11.7154                  P
      6/17/96               110,000                      10.9600                  P
      6/21/96                47,400                      13.3750                  P
      6/24/96                22,500                      13.3056                  P
      6/25/96                16,600                      13.2624                  P
      6/26/96                35,000                      13.0890                  P
      6/27/96                12,900                      13.1250                  P
      6/28/96                47,000                      13.4654                  P
      6/28/96                10,000                      13.6250                  P
      6/28/96                 5,000                      13.5000                  P



GAM
                          NO. OF SHARES
    TRADE DATE           PURCHASED/SOLD       COST (SALES PRICE) PER SHARE      TYPE
      5/29/96                 20,000                     9.0940                   P
      5/30/96                 10,000                     9.2500                   P
      6/04/96                 22,500                     9.1530                   P
      6/06/96                 15,000                     9.1800                   P
      6/10/96                 10,000                    10.7500                   S



CUSIP NO. 709 352 108                                    PAGE 13  OF  13  PAGES


      6/11/96                 20,000                    10.3440                   P
      6/17/96                110,000                    10.8350                   S
      6/18/96                 15,000                    13.3750                   S
      6/18/96                 10,000                    13.8750                   S
